PROSPECTUS SUPPLEMENT
(To Prospectus dated June 20, 1997)


                          443,520 SHARES

                 AMERICAN DISPOSAL SERVICES, INC.

                           COMMON STOCK
                     ________________________

     American Disposal Services, a Delaware corporation (the "Company"), is a regional, integrated, non-hazardous solid waste services company that provides solid waste collection, transfer and disposal services primarily in the Midwest and in the Northeast. The Company owns seven solid waste landfills and owns, operates or has exclusive contracts to receive waste from 15 transfer stations. The Company has adopted an acquisition-based growth strategy and intends to continue its expansion, generally in its existing and proximate markets. Since January 1993, the Company has acquired 49 solid waste businesses, including six solid waste landfills and 43 solid waste collection companies.

     This Prospectus Supplement relates to an aggregate of up to 443,520 shares ("Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of the Company which are issuable by the Company to Macera Bros. of Cranston, Inc. ("Macera Bros.") in connection with the Company's acquisition of substantially all of the assets of Macera Bros. (the "Acquisition").

     This Prospectus Supplement also relates to the offer for sale or other distribution of Shares by Macera Bros., which will acquire such Shares in the Acquisition. Such Shares may be sold or distributed from time to time by or for the account of Macera Bros. through underwriters or dealers, through brokers or other agents, or directly to one or more purchasers, at market prices prevailing at the time of sale or at prices otherwise negotiated.

     The Company will receive no portion of the proceeds from the re-sale of the Shares by Macera Bros. See "Plan of Distribution."

     The Common Stock is quoted on the Nasdaq National Market under the symbol "ADSI." On August 6, 1997, the last reported sales price for the Common Stock as reported by NASDAQ was $30.50 per share.

                     ________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
ADEQUACY OF THIS PROSPECTUS SUPPLEMENT.  ANY REPRESENTATION TO
THE CONTRARY IS A CRIMINAL OFFENSE.
                     ________________________

     The date of this Prospectus Supplement is August 8, 1997.




                           THE COMPANY

     American Disposal Services is a regional, integrated, non-hazardous solid waste services company that provides solid waste collection, transfer and disposal services primarily in the Midwest and in the Northeast. The Company owns seven solid waste landfills and owns, operates or has exclusive contracts to receive waste from 15 transfer stations. The Company's landfills and transfer stations are supported by its collection operations, which currently serve over 264,900 residential, commercial and industrial customers. The Company has adopted an acquisition-based growth strategy and intends to continue its expansion, generally in its existing and proximate markets. Since January 1993, the Company has acquired 49 solid waste businesses, including six solid waste landfills and 43 solid waste collection companies.

     The Company began its operations in the Midwest and currently has operations in Arkansas, Connecticut, Illinois, Indiana, Kansas, Kentucky, Massachusetts, Missouri, Ohio, Oklahoma, Pennsylvania and Rhode Island. The Company's principal growth strategy is to identify and acquire solid waste landfills located in markets that are within approximately 125 miles of significant metropolitan centers and to secure dedicated waste streams for such landfills by acquisition or development of transfer stations and acquisition of collection companies. The Company expects the current consolidation trends in the solid waste industry to continue as many independent landfill and collection operators lack the capital resources, management skills and technical expertise necessary to operate in compliance with increasingly stringent environmental and other governmental regulations. Further, several of the national waste management companies have announced their intention to focus on their core markets and have recently begun to divest certain of their non-core solid waste assets, which should present the Company with additional acquisition opportunities. Due in part to these trends, the Company believes that significant opportunities exist to expand and further integrate its operations in each of its existing markets.

     The Company's operating program generally involves a four-step process: (i) acquiring solid waste landfills in its target markets; (ii) securing captive waste streams for its landfills through the acquisition or development of transfer stations serving those markets, through acquisitions of collection companies and by entering into long-term contracts directly with customers or collection companies; (iii) making "tuck-in" acquisitions of collection companies to further penetrate its target markets; and (iv) integrating these businesses into the Company's operations to achieve operating efficiencies and economies of scale. As part of its acquisition program, the Company has, and in the future may, as specific opportunities arise, evaluate and pursue acquisitions in the solid waste collection and disposal industry that do not strictly conform to the Company's four-step operating program.

     The implementation of the Company's operating program is substantially complete in its Missouri and Ohio regions. In the Missouri region (which also includes Arkansas, Kansas and Oklahoma), the Company has acquired two landfills and 17 collection companies and has acquired, developed or secured exclusive contracts with six transfer stations. In the Ohio region, the Company has completed the acquisition of one landfill and 15 collection companies and has acquired, developed or secured exclusive contracts with four transfer stations. The Company is in the second phase of its operating program in its Illinois, western Pennsylvania, Rhode Island, and southwestern Indiana regions.

     The Company's operating strategy emphasizes the integration of its solid waste collection and disposal operations and the internalization of waste collected. One of the Company's goals is for its captive waste streams (which include the Company's collection operations and third-party haulers operating under long-term collection contracts) to provide in excess of 50% of the volume of solid waste disposed of at each of its landfills. During the year ended December 31, 1996, the Company's captive waste constituted an average of approximately 61% of the solid waste disposed of at its landfills. The Company plans to continue to pursue its acquisition-based growth strategy to increase the internalization of waste collected and expand its presence in its existing and proximate markets.

     The Company's principal executive offices are located at 745
McClintock Drive, Suite 230, Burr Ridge, Illinois 60521, and its telephone number is (630) 655-1105.


                       RECENT DEVELOPMENTS

The Acquisition

     The Company has agreed to acquire substantially all of the assets of Macera Bros., which provides residential, commercial and industrial collection services in Massachusetts and Rhode Island. Macera Bros. also owns and operates a transfer station in Cranston, Rhode Island. The Acquisition serves as a tuck-in acquisition to the Company's existing Rhode Island operations. The Acquisition is structured as a stock for assets acquisition, whereby the Company will acquire substantially all of the assets of Macera Bros. in exchange for up to 443,520 shares of Common Stock, of which 354,816 shares of Common Stock will be issued at the closing hereof, with up to an additional 88,704 shares of Common Stock to be issued to Macera Bros. upon the achievement of certain performance criteria within 120 days from the date hereof.

Completed Acquisitions

     The Company has completed 49 acquisitions of solid waste companies since January 1993, which are summarized in the table below.

Company          Business      Principal Location Date Acquired

Missouri Region:
Wheatland        Landfill      Scammon, KS        January 1993
Pittsburg
 Sanitation      Collection    Pittsburg, KS      January 1993
Ozark
 Sanitation      Collection    Carthage, MO       January 1993
Trashmaster      Collection    Joplin, MO         January 1993
A-1 Trash
 Service         Collection    Verona/Aurora, MO  April 1993
Tate's Transfer  Transfer
                  Station      Verona/Aurora, MO  April 1993
Renfro
 Sanitation      Collection    Branson, MO        June 1993
B&B Trash        Collection    Pittsburg, KS      July 1993
B&B Refuse       Collection    Neosho, MO         December 1993
Apex Sanitation  Collection    Grove, OK and
                               Green Forest, AR   December 1993
Epps Sanitation  Collection    Branson, MO        December 1993
Cummings
 Sanitation      Collection    Nixa, MO           May 1994
Light Hauling    Collection    Branson, MO        August 1994
Poole's
 Sanitation      Collection    Bentonville, AR    August 1994
Southwest Waste  Collection    Springfield, MO    July 1996

Nesvold
 Sanitation      Collection    Seneca, MO         December 1996
Sparky's Waste
 Control         Collection    Springfield, MO    January 1997
Cupp Disposal    Collection    Joplin, MO         June 1997
Sunset Disposal, Landfill and
 Inc.            Collection    Coffeyville, KS    August 1997

Ohio Region:
Wyandot          Landfill      Upper Sandusky, OH August 1995
Environmental
 Transportation
 and Management  Collection    Findlay, OH        May 1996
R&R Waste
 Disposal        Collection    Findlay, OH        May 1996
Jerry's Rubbish  Collection    Findlay, OH        June 1996
Seneca Disposal  Collection    Tiffin, OH         June 1996
Ross Bros. Waste
 & Recycling     Collection
                  and Transfer
                  Station      Mt. Vernon, OH     September 1996
D&L Hauling      Collection    Findlay, OH        October 1996
Rutledge
 Trucking        Collection    Delaware, OH       November 1996
Morrow Sanitary
 Company         Collection    Mt. Gilead, OH     November 1996
Bowers-Phase II,
 Inc.            Collection
                  and Transfer
                  Station      Vickery, OH        December 1996
Cargo Services   Collection    Mt. Gilead, OH     December 1996
Rumpke Waste,
 Inc. (routes)   Collection    Fostoria, OH       December 1996
Christiansen's   Collection    Sandusky, OH       May 1997
D&R Refuse, Inc. Collection    Kenton, OH         July 1997
Geyer Sanitation Collection    Galion, OH         July 1997

Illinois Region:
Livingston       Landfill      Pontiac, IL        November 1995

Western
 Pennsylvania
 Region:
Clarion          Landfill and
                  Collection   Leeper, PA         June 1995
Mauthe
 Sanitation      Collection    Strattanville, PA  March 1996
Allied Waste
 Systems, Inc.   Collection    Youngstown, OH     February 1997
Horodyski        Collection    Warren, OH         April 1997
Township         Collection    Warren, OH         July 1997

Rhode Island
 Region:
T&J Trucking     Collection    Johnston, RI       September 1996
American Disposal
 Services, Inc./
 N.E.E.D.        Collection    Johnston, RI       September 1996

A-1 Container    Collection    Rehoboth, MA       January 1997
BFI-Derby
 District        Collection and
                  Transfer
                  Station      Seymour, CT        April 1997
Liberty Disposal Collection    Providence, RI     May 1997

Southwestern
 Indiana Region:
WMX-Evansville   Landfill,
                  Collection and
                  Transfer
                  Station      Evansville, IN     April 1997
Action Trash
 & Disposal      Collection    Vincennes, IN      July 1997
T&G Container    Collection
                  and Transfer
                  Station      Washington, IN     July 1997
Ecospace Business
 Park, Inc.      Collection,
                  Beneficial
                  Reuse and
                  Transfer
                  Station      Louisville, KY     August 1997


                         USE OF PROCEEDS

     This Prospectus Supplement relates to Shares being issued by the Company in order to effect the Acquisition. The Company will not receive any proceeds from the re-sale of the Shares by Macera Bros. but will pay all expenses related to the registration of the Shares. See "Plan of Distribution."


                       PLAN OF DISTRIBUTION

     Macera Bros. may sell or distribute some or all of the Shares from time to time through underwriters or dealers or brokers or other agents or directly to one or more purchasers in transactions on the NASDAQ, in privately negotiated transactions, or in the over-the-counter market, or in brokerage transactions, or in a combination of such transactions. Such transactions may be effected by Macera Bros. at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, agents or underwriters participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from Macera Bros. (and, if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved.
To the extent required, the Company will file, during any period in which offers or sales are being made, one or more supplements to this Prospectus Supplement to set forth any other material information with respect to the plan of distribution not previously disclosed.

     Macera Bros. and any such underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. The Company cannot presently estimate the amount of such compensation.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of any of the Shares may not simultaneously engage in market activities with respect to the Common Stock for the applicable period under Rule 10b-6 prior to the commencement of such distribution. In addition and without limiting the foregoing, Macera Bros. will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-5, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Shares by Macera Bros. All of the foregoing may affect the marketability of the Common Stock.

     In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.


                          LEGAL MATTERS

     The legality of the Common Stock issued hereby will be passed upon for the Company by Proskauer Rose LLP, 1585 Broadway,
New York, New York 10036.